Exhibit 99.2

Bitauto Announces Unaudited Third Quarter 2013 Results

BEIJING, Nov. 7, 2013 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 20131.

Third Quarter 2013 Highlights

•	Revenue in the third quarter of 2013 was RMB378.2 million (US$61.8 million), a 36.8% increase from the corresponding period in 2012.

•	Gross profit in the third quarter of 2013 was RMB281.4 million (US$46.0 million), a 39.1% increase from the corresponding period in 2012.

•	Operating profit in the third quarter of 2013 was RMB76.3 million (US$12.5 million), a 119.0% increase from the corresponding period in 2012.

•	IFRS profit in the third quarter of 2013 was RMB72.3 million (US$11.8 million), a 121.0% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the third quarter of 2013 amounted to RMB1.83 (US$0.30) and RMB1.74 (US$0.28), respectively.

•	Non-GAAP profit in the third quarter of 2013 was RMB77.7 million (US$12.7 million), a 112.4% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the third quarter of 2013 amounted to RMB1.96 (US$0.32) and RMB1.86 (US$0.30), respectively.

Mr. William Li, chief executive officer of Bitauto said, “I am pleased to announce healthy year-over-year revenue growth of 36.8% and non-GAAP profit growth of 112.4% in the third quarter. Both revenue and non-GAAP diluted profit per ADS exceeded our company guidance. In the third quarter, our core bitauto.com advertising and EP platform businesses continued to deliver stable growth of 42.6% and 40.5%, respectively.”

“In the third quarter, we continued to execute on our three core growth strategies. Our sustained investment in creating the industry’s leading mobile offering remained critical in accelerating the trend toward mobile. In addition, Bitauto’s mobile applications, in particular those providing car listing and pricing information, are gaining popularity among consumers throughout the year, benefiting from our sustained investment in creating the industry’s leading mobile offerings.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.12 to US$1.00, the effective noon buying rate as of September 30, 2013 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“In the long term, we will remain focused on providing consumers the best mobile experience and delivering more cost-effective general sales leads to our dealer customers. We will continue to invest in and expand the range of mobile offerings on our EP platform to help dealers better manage their businesses.”

Andy Zhang, chief financial officer of Bitauto, commented, “We are encouraged by our sustained growth in revenue and non-GAAP profit in the third quarter. We will continue to invest in the development of our key products and services and grow brand recognition in order to deliver sustainable long-term growth.”

Recent Business Updates

•	As of September 30, 2013, the Company had a total of 42,140,890 ordinary shares, with 25,630,809 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the third quarter of 2013 were calculated using a weighted average of 39,612,743 and 41,653,857 ADSs, respectively.

Third quarter 2013 Results

Bitauto reported revenue of RMB378.2 million (US$61.8 million) for the third quarter of 2013, representing a 36.8% increase from the corresponding period in 2012. The increase in revenue was attributable to the growth of the bitauto.com advertising business, the EP platform business and the digital marketing solutions business.

Cost of revenue for the third quarter of 2013 was RMB96.8 million (US$15.8 million), representing a year-over-year increase of 30.6% from RMB74.1 million (US$12.1 million). Cost of revenue as a percentage of revenue in the third quarter of 2013 was 25.6%, compared to 26.8% in the corresponding period in 2012. The increase in cost of revenue was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, an increase in higher-direct-cost services and an increase in content distribution costs.

Gross profit for the third quarter of 2013 was RMB281.4 million (US$46.0 million), representing a 39.1% increase from the corresponding period in 2012.

Selling and administrative expenses were RMB177.8 million (US$29.0 million) for the third quarter of 2013, representing an increase of 17.0% from the corresponding period in 2012. This increase was primarily attributable to an increase in selling and administrative headcount, and an increase in employee salaries and benefits, as well as an increase in expenses relating to the Company’s search engine marketing efforts.

Product development expenses were RMB27.4 million (US$4.5 million) for the third quarter of 2013, a 76.1% increase from the corresponding period in 2012. The increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB5.3 million (US$0.9 million) in the third quarter of 2013, compared to RMB3.8 million (US$0.6 million) in the corresponding period in 2012. The increase was mainly due to the granting of restricted share units in August 2013.

Operating profit in the third quarter of 2013 was RMB76.3 million (US$12.5 million), representing a 119.0% increase from the corresponding period in 2012. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the third quarter of 2013 was RMB6.3 million (US$1.0 million), compared to an income tax expense of RMB5.1 million (US$0.8 million) in the corresponding period in 2012. The increase was mainly attributed to an increase in taxable profit.

IFRS profit in the third quarter of 2013 was RMB72.3 million (US$11.8 million), a 121.0% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the third quarter of 2013 amounted to RMB1.83 (US$0.30) and RMB1.74 (US$0.28), respectively.

Non-GAAP profit in the third quarter of 2013 was RMB77.7 million (US$12.7 million), a 112.4% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the third quarter of 2013 amounted to RMB1.96 (US$0.32) and RMB1.86 (US$0.30), respectively.

Business Segment Results

Revenue from the bitauto.com advertising business for the third quarter of 2013 was RMB182.4 million (US$29.8 million), representing a 42.6% increase from the corresponding period in 2012. The increase was attributable to better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com advertising business for the third quarter of 2013 was RMB25.5 million (US$4.2 million), representing a year-over-year increase of 40.7% from RMB18.1 million (US$3.0 million). This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, an increase in higher-direct-cost services and an increase in content distribution costs. Cost of revenue as a percentage of revenue in the third quarter of 2013 was 14.0%, compared to 14.2% in the corresponding period in 2012.

Gross profit from the bitauto.com advertising business for the third quarter of 2013 was RMB156.9 million (US$25.6 million), representing a 42.9% increase from the corresponding period in 2012.

Operating profit from the bitauto.com advertising business for the third quarter of 2013 was RMB57.2 million (US$9.3 million), representing an 81.0% increase from the corresponding period in 2012. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the third quarter of 2013 was RMB133.5 million (US$21.8 million), representing a 40.5% increase from the corresponding period in 2012. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription from the corresponding period in 2012. The Company recorded 32,573 months of paid subscription for the period.

Cost of revenue for the EP platform business for the third quarter of 2013 was RMB36.9 million (US$6.0 million), representing a year-over-year increase of 37.4% from RMB26.8 million (US$4.4 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information, as well as an increase in personnel expenses of employees directly engaged in revenue-generating activities. Cost of revenue as a percentage of revenue in the third quarter of 2013 was 27.6%, compared to 28.2% in the corresponding period in 2012.

Gross profit from the EP platform business for the third quarter of 2013 was RMB96.6 million (US$15.8 million), representing a 41.8% increase from the corresponding period in 2012. The increase was in line with revenue growth.

Operating profit from the EP platform business for the third quarter of 2013 was RMB29.2 million (US$4.8 million), representing a 144.4% increase from the corresponding period in 2012.

Revenue from the taoche.com business for the third quarter of 2013 was RMB4.8 million (US$0.8 million), representing a 3.9% decrease from the corresponding period in 2012.

Cost of revenue for the taoche.com business for the third quarter of 2013 was RMB8.5 million (US$1.4 million), representing a year-over-year decrease of 1.8% from RMB8.7 million (US$1.4 million).

Gross loss from the taoche.com business for the third quarter of 2013 was RMB3.7 million (US$0.6 million), compared to a gross loss of RMB3.6 million (US$0.6 million) in the corresponding period in 2012.

Operating loss from the taoche.com business for the third quarter of 2013 was RMB12.2 million (US$2.0 million), compared to an operating loss of RMB10.7 million (US$1.8 million) in the corresponding period in 2012.

Revenue from the digital marketing solutions business for the third quarter of 2013 was RMB57.5 million (US$9.4 million), representing an 18.6% increase from the corresponding period in 2012, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in the third quarter.

Cost of revenue for the digital marketing solutions business for the third quarter of 2013 was RMB25.9 million (US$4.2 million), representing a year-over-year increase of 26.4% from RMB20.5 million (US$3.4 million) for the corresponding period in 2012. The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the third quarter of 2013 was RMB31.6 million (US$5.2 million), representing a 12.9% increase from the corresponding period in 2012.

Operating profit from the digital marketing solutions business for the third quarter of 2013 was RMB2.1 million (US$0.3 million), representing a 4.0% increase from the corresponding period in 2012.

As of September 30, 2013, the Company had cash and cash equivalents of RMB636.1 million (US$103.9 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the third quarter of 2013 were RMB113.9 million (US$18.6 million), RMB3.7 million (US$0.6 million), and RMB2.9 million (US$0.5 million), respectively.

Gross billings2 in the third quarter of 2013 was RMB560.3 million (US$91.6 million), compared to RMB398.4 million (US$65.1 million) in the corresponding period in 2012.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB25.1 million (US$4.1 million) as of September 30, 2013, compared to RMB68.8 million (US$11.2 million) as of December 31, 2012.

[2]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Trade receivables was RMB767.1 million (US$125.3 million) as of September 30, 2013, compared to RMB472.1 million (US$77.1 million) as of December 31, 2012. This increase was due to an increase in gross billings. Trade receivables of the bitauto.com advertising business and EP platform business was RMB339.9 million (US$55.5 million) as of September 30, 2013, compared to RMB206.0 million (US$33.7 million) as of December 31, 2012.

The number of employees totalled 2,139 as of September 30, 2013, representing an 11.8% increase from the same period in 2012. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network and growth of product development teams.

Fourth Quarter 2013 Outlook

Bitauto currently expects to generate revenue in the range of RMB465.0 million (US$76.0 million) to RMB475.0 million (US$77.6 million) in the fourth quarter of fiscal year 2013, representing a 31.0% to 33.8% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB2.18 (US$0.36) to RMB2.23 (US$0.36) in the fourth quarter of 2013.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on Thursday, November 7, 2013 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-519-4004
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381

Conference ID:	82173262

A replay of the conference call may be accessed by phone at the following number until November 15, 2013:

US:	+1-855-4525-696
International:	+61-2-8199-0299

Conference ID:	82173262

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter of 2013 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; its expectations regarding demand for and market acceptance of its services and service delivery model; its expectations regarding enhancing its brand recognition; its expectations regarding keeping and strengthening its relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to its businesses, automobile purchases and ownership in China; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB
	Unaudited	Unaudited

Revenue	276,410,654	378,214,429
Cost of revenue	(74,112,815)	(96,777,486)

Gross profit	202,297,839	281,436,943

Selling and administrative expenses	(151,919,477)	(177,778,523)
Product development expenses	(15,540,651)	(27,371,258)

Operating profit	34,837,711	76,287,162

Other income	3,851,247	1,737,942
Other expenses	(1,855,295)	(2,118,780)
Interest income	1,708,348	2,426,932
Interest expense	(531,894)	(553,315)
Changes in fair value of financial assets	(165,783)	—
Share of (losses)/profits of an associate and a joint venture	(549)	827,700

Profit before tax	37,843,785	78,607,641

Income tax expense	(5,123,125)	(6,282,922)

Profit for the period	32,720,660	72,324,719

Total comprehensive income for the period	33,934,296	65,817,208

Other financial data (unaudited)
Non-GAAP profit for the period	36,568,606	77,670,039

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	September 30, 2012	September 30, 2013
	RMB	RMB
	Unaudited	Unaudited
Profit for the period	32,720,660	72,324,719
Share-based payments	3,847,946	5,345,320

Non-GAAP profit for the period	36,568,606	77,670,039

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2012	September 30, 2013
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	472,074,696	767,076,658
Bills receivables	68,768,260	25,146,400
Cash and cash equivalents	600,385,558	636,076,705
Other current assets	81,616,961	70,487,802
Non-current assets	200,935,386	196,134,860

Total assets	1,423,780,861	1,694,922,425

Liabilities
Trade payables	132,821,192	249,125,800
Other current liabilities	295,863,671	297,952,006
Non-current liabilities	7,291,615	5,487,021

Total liabilities	435,976,478	552,564,827

Total equity	987,804,383	1,142,357,598

Total liabilities and equity	1,423,780,861	1,694,922,425

Operating segment information

	For the Three Months Ended
	September 30, 2012	% of Revenue	September 30, 2013	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	127,891		182,362		42.6%
- Gross profit	109,794	85.8%	156,905	86.0%	42.9%
- Operating profit	31,593	24.7%	57,174	31.4%	81.0%

EP platform business
- Revenue	95,004		133,509		40.5%
- Gross profit	68,167	71.8%	96,628	72.4%	41.8%
- Operating profit	11,954	12.6%	29,220	21.9%	144.4%

taoche.com business
- Revenue	5,024		4,826		(3.9%)
- Gross loss	(3,639)	(72.4%)	(3,684)	(76.3%)	1.2%
- Operating loss	(10,724)	(213.5%)	(12,202)	(252.8%)	13.8%

Digital marketing solutions business
- Revenue	48,492		57,517		18.6%
- Gross profit	27,976	57.7%	31,588	54.9%	12.9%
- Operating profit	2,015	4.2%	2,095	3.6%	4.0%